Community Co-Pack NW

Profit and Loss

January - December 2021

	TOTAL
Income	
Other Primary Income	432,500.00
Sales of Product Income	936.00
Services	9,656.30
Uncategorized Income	280.00
Total Income	**$443,372.30**
Cost of Goods Sold	
Cost of Goods Sold	0.00
Total Cost of Goods Sold	**$0.00**
GROSS PROFIT	**$443,372.30**
Expenses	
Advertising & Marketing	156.99
Asset Purchase	7,617.00
Bank Charges & Fees	228.15
Consultants	7,762.50
Contractors	105,000.00
Equipment	69.99
Job Supplies	41,648.32
Legal & Professional Services	3,150.00
Linens	93.80
Meals & Entertainment	54.90
Office Supplies	278.10
Other Business Expenses	2,035.50
Packaging	130.39
Payroll Expenses	67,404.50
Postage & Shipping	41.35
Reimbursable Expenses	50,134.92
Rent & Lease	12,536.07
Repairs & Maintenance	300.00
Software & Web Hosting	121.65
Travel	2,163.36
Warehousing	75.00
Total Expenses	**$301,002.49**
NET OPERATING INCOME	**$142,369.81**
NET INCOME	**$142,369.81**

Community Co-Pack NW

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BASIC BUSINESS CHECKING (0001)	120,423.23
Total Bank Accounts	**$120,423.23**
Accounts Receivable	
Accounts Receivable (A/R)	-2,511.72
Total Accounts Receivable	**$ -2,511.72**
Other Current Assets	
Inventory Asset	4,606.00
Undeposited Funds	9,852.30
Total Other Current Assets	**$14,458.30**
Total Current Assets	**$132,369.81**
TOTAL ASSETS	**$132,369.81**
LIABILITIES AND EQUITY	
Liabilities	$50,000.00
Total Liabilities	**$50,000.00**
Equity	
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	-10,000.00
Retained Earnings	
Net Income	142,369.81
Total Equity	**$132,369.81**
TOTAL LIABILITIES AND EQUITY	**$182,369.81**

Community Co-Pack NW

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	142,369.81
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	2,511.72
Inventory Asset	-4,606.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-2,094.28**
Net cash provided by operating activities	**$140,275.53**
FINANCING ACTIVITIES	
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	-10,000.00
Net cash provided by financing activities	**$ -10,000.00**
NET CASH INCREASE FOR PERIOD	$130,275.53
CASH AT END OF PERIOD	$130,275.53